SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

December 11, 2002

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TELE SUDESTE CELLULAR HOLDING COMPANY
(Translation of registrant’s name into English)

Praia de Botafogo, 501, 7º andar
22250-040 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                 No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

TABLE OF CONTENTS

Item
1.	Press Release entitled: “Tele Sudeste Celular Participações S.A. Announces Interest on Company’s Net Worth” dated December 11, 2002.

TELE SUDESTE CELULAR PARTICIPAÇÕES S. A.
Announces Interest on Company’s Net Worth

December 11, 2002 (01 page)

For more information, contact:

Charles E. Allen
TELESP, São Paulo, Brazil
Tel.:	(55-11) 3549-7200
Fax:	(55-11) 3549-7202
E-mail:	callen@telesp.com.br
URL:	www.telefonica.com.br

(São Paulo – Brazil), (December 11, 2002) – The Management of Tele Sudeste Celular Participações S. A. (NYSE: TSD; BOVESPA: TSEP) today informs that its Board of Directors, on session held on December 10, 2002, approved, “ad-referendum” of the General Shareholders’ Meeting, the payment of interest on the Company’s net worth in accordance with Article 9 of Law 9.249/95 and Edict No. 207/96 of the CVM (the Brazilian Securities and Exchange Commission). The interest on net worth amounts to a gross value of R$13,500,000.00 (thirteen million five hundred thousand reais). The gross value of interest on the Company’s net worth, per lot of 1,000 shares, is R$ 0.03260819. The interest on the Company’s net worth is subject to a 15% withholding tax, thus resulting in a net amount of R$11,475,000.00 (eleven million, four hundred seventy five thousand reais) or R$0.02771696 per lot of 1,000 shares, except for those entities that are legally income tax exempt.

The corresponding credit will be registered on the Company’s accounting records on December 26, 2002, based on the shareholders individually recorded as such at the same date. From December 27, 2002 on, the shares will be traded “ex-Interest on the Company’s net worth”. The payment date will be decided at the Company’s General Shareholders’ Meeting.

The value of the interest on the Company’s net worth, net of income tax, will be paid in lieu of the value of the minimum obligatory dividend.

Those entities that are legally income tax exempt, according to the current legislation, must provide a proof of such exemption no later than December 29, 2002. In the case of entities exempted by legal injunctions, they will have to include the whole file of the corresponding process in which such condition was granted, issued no longer than 15 days prior to the date of presentation. All documents will be presented to Banco ABN Amro Real S.A. (the Company’s Depositary Bank) - Gerenciamento de Ações Escriturais- located at Avenida Paulista, 1374 – 8th floor – CEP: 01310-916 - Cerqueira César – São Paulo – SP.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

Date: December 11, 2002	By:	/S/ CHARLES E. ALLEN
Name: Charles E. Allen Title: Investor Relations Director